

April 23, 2012

Via E-mail
Richard B. Handler
Chief Executive Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022

Re: **Jefferies Group, Inc.**
        Form 10-K for Fiscal Year Ended November 30, 2011
        Filed January 27, 2012
        File No. 001-14947

Dear Mr. Handler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2011

Item 1A. Risk Factors, page 7

Our expansion in the commodities futures business presents various risks, page 7

1.   Your discussion states that the business you acquired presents many operational and financial risks, including your obligation to pay, or reimburse and indemnify Prudential Financial's affiliates that provided financial guarantees and other credit support. Please identify all the known material operational and financial risks presented by this acquisition or revise the risk factor discussion to remove the reference to other risks that are not described.

2.   Additionally, provide a more detailed discussion of the circumstances under which Prudential Financial's affiliates will be required to pay and you may be required to indemnify or reimburse these affiliates.

Recent new legislation and new and pending regulations may significantly…, page 7

3.   We note that your disclosure in this section refers only generally to the potential risks associated with recent and new legislation and regulations. Please revise your disclosure in future filings to disclose what significant new legislation presents material risks to you, including how the increased regulation of derivatives and proprietary trading activities may adversely affect your results of operations. Please also revise your risk factor on page 11 ("Our international operations subject us to numerous risks…") to discuss, as appropriate, the legislation and regulations applicable to your operations outside of the United States. In this regard, we note that approximately 19 percent of your net revenues for 2011 were substantially attributable to your operations in the United Kingdom, but that your existing disclosure lacks a discussion of the risks attributable to legislation and regulation in the U.K.

Notes to Consolidated Financial Statements

Note 6 - Derivative Financial Instruments, page 111

4.   We note footnote one to the OTC derivative asset and liability table on page 114 that indicates that you held exchange traded derivative assets and other credit enhancements. It is not clear from the footnote whether this footnote is meant to indicate that such exchange traded derivatives are included or excluded from your OTC derivatives table. Please clarify in your future filings.

Note 7 - Collateralized Transactions, page 115

5.   We note you disclosure that in instances where you are permitted to sell or repledge securities received as collateral, you report the fair value of the collateral received and the related obligation to return the collateral in the Consolidated Statements of Financial Condition. In future filings, please revise to quantify the extent to which these amounts include customer securities.

6.   We note your disclosure that you engage in securities for securities transactions in which you are the borrower of securities and provide other securities as collateral rather than cash. You disclose that, as no cash is provided under these types of transactions, you treat these as noncash transactions and do not recognize any assets or liabilities for these transactions. In future filings please disclose the related amounts of these transactions as of the balance sheet dates presented.

Note 8 – Securitization Activities, page 117

7.   You disclose here that securities subsequently purchased through market-making transactions are not considered to be continuing involvement in these vehicles. You also state that the securities are included in Financial instruments owned – Mortgage and asset backed securities. Please revise your future filings to confirm whether such amounts are included in the Agency and non-Agency mortgage and asset backed securitizations line items of your variable interests in nonconsolidated VIEs on page 122. Further, confirm that you consider such holdings from market-making activities in your ongoing reassessments of whether you are the primary beneficiary of a VIE, or tell us your basis for excluding such holdings.

Note 11 - Goodwill and Other Intangible Assets, page 127

8.   We note your disclosure that due to the volatility in the financial services sector and equity markets that you performed additional testing for goodwill impairment at November 30, 2011, and also that the computation of fair value for your Capital Markets reporting unit did not significantly exceed its carrying value. In future filings, please revise this section or your Critical Accounting Policies disclosure on page 37 to address the following with respect to your reporting units that are at risk of failing step one of the goodwill impairment test:

- amount of goodwill allocated to the units;

- description of the methodology used to determine fair value;

- description of key assumptions used and how the key assumptions were determined; and

- discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard B. Handler
Jefferies Group, Inc.
April 23, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director